Exhibit 3.1

CERTIFICATE OF DESIGNATION, PREFERENCES AND RIGHTS

OF

7.25% SERIES E CUMULATIVE REDEEMABLE PREFERRED SHARES

OF

PARTNERRE LTD.

The 7.25% Series E Cumulative Redeemable Preferred Shares shall have the designation, preferences and rights, and shall be subject to the restrictions, as hereinafter appearing:

Section 1. Designation and Amount. There shall be a series of Preferred Shares of the Company which shall be designated as “7.25% Series E Cumulative Redeemable Preferred Shares,” par value $1.00 per share (hereinafter called “Series E Preferred Shares”), and the number of shares constituting such series shall be 14,950,000. Such number of shares may be increased or decreased at any time and from time to time by resolution of the Company’s Board of Directors; provided, however, that no decrease shall reduce the number of shares of Series E Preferred Shares to a number less than that of the shares then outstanding plus the number of shares of Series E Preferred Shares issuable upon exercise of outstanding rights, options or warrants or upon conversion of outstanding securities issued by the Company.

Section 2. Definitions. For purposes of the Series E Preferred Shares, the following terms shall have the meanings indicated:

“Board” shall mean the Board of Directors of the Company or any committee authorized by such Board of Directors to perform any of its responsibilities with respect to the Series E Preferred Shares.

“Business Day” shall mean any day other than a Saturday, Sunday or a day on which banking institutions in Hamilton, Bermuda, or New York, New York are not required to be open.

“Bye-Laws” shall mean the Amended and Restated Bye-Laws of the Company in effect as of May 22, 2009.

“Call Date” shall mean any date which the Company establishes for the redemption of Series E Preferred Shares, which date must be specified in the notice mailed to holders of the Series E Preferred Shares pursuant to Section 5(d) hereof.

“Common Shares” shall mean the common shares of the Company, par value $1.00 per share.

“Company” shall mean PartnerRe Ltd.

“Dividend Payment Date” shall mean the first day of March, June, September and December in each year, commencing on September 1, 2011; provided, however, that if any Dividend Payment Date falls on any day other than a Business Day, the dividend payment due on such Dividend Payment Date shall be paid on the Business Day immediately after such Dividend Payment Date.

“Dividend Periods” shall mean quarterly dividend periods commencing on March 1, June 1, September 1 and December 1 of each year and ending on and including the day preceding the first day of the next succeeding Dividend Period (other than the initial Dividend Period, which shall commence on the Issue Date and end on and include August 31, 2011 and other than the Dividend Period during which any Series E Preferred Shares shall be redeemed pursuant to Section 5 hereof, which shall end on and include the Call Date with respect to the Series E Preferred Shares being redeemed).

“Dollars” or “$” shall mean U.S. Dollars.

“Fully Junior Shares” shall mean the Common Shares and any other class or series of shares of the Company now or hereafter issued and outstanding over which the Series E Preferred Shares have preference or priority in both (i) the payment of dividends and (ii) the distribution of assets on any liquidation, dissolution or winding up of the Company.

“Issue Date” shall mean the first date on which the Series E Preferred Shares are issued and sold.

“Junior Shares” shall mean the Common Shares and any other class or series of shares of the Company now or hereafter issued and outstanding over which the Series E Preferred Shares have preference or priority in either (i) the payment of dividends or (ii) the distribution of assets on any liquidation, dissolution or winding up of the Company.

“Parity Shares” shall have the meaning set forth in Section 7(b) hereof, and include, without limitation, $290 million of Series C Cumulative Redeemable Preferred Shares and $230 million of Series D Cumulative Redeemable Preferred Shares.

“Person” shall mean any individual, firm, partnership, corporation, limited liability company or other entity, and shall include any successor (by merger or otherwise) of such entity.

“Register of Members” shall mean the Register of Members of the Company.

“Series E Preferred Shares” shall have the meaning set forth in Section 1 hereof.

“Set apart for payment” shall be deemed to include, without any action other than the following, the recording by the Company in its accounting ledgers of any accounting or bookkeeping entry which indicates, pursuant to a declaration of dividends or other distribution by the Board, the allocation of funds to be so paid on any class or series of the Company’s shares; provided, however, that if any funds for any class or series of Junior Shares or any class or series of shares of the Company ranking on a parity with the Series E Preferred Shares as to the payment of dividends or other distributions are placed in a separate account of the Company or delivered to a disbursing, paying or other similar agent, then “set apart for payment” with respect to the Series E Preferred Shares shall mean placing such funds in a separate account or delivering such funds to a disbursing, paying or other similar agent.

“Transfer Agent” shall mean Computershare Trust Company, N.A., or such other agent or agents of the Company as may be designated by the Board or its designee as the transfer agent, registrar and dividend disbursing agent for the Series E Preferred Shares.

“Voting Preferred Shares” shall have the meaning set forth in Section 8(b) hereof.

Section 3. Dividends.

(a) The holders of Series E Preferred Shares shall be entitled to receive, when, as and if declared by the Board, out of funds legally available for the payment of dividends, cumulative preferential cash dividends in an amount per share equal to 7.25% of the liquidation preference per annum (equivalent to $1.8125 per share), except as provided in Section 3(b) hereof. Such dividends shall begin to accrue and shall be fully cumulative from the Issue Date, whether or not in any Dividend Period or Periods there shall be funds of the Company legally available for the payment of such dividends and whether or not such dividends shall be declared. Such dividends shall be payable quarterly, when, as and if declared by the Board, in arrears on Dividend Payment Dates, commencing on the first Dividend Payment Date after the Issue Date. Each such dividend shall be payable to the holders of record of Series E Preferred Shares as they appear in the Register of Members at the close of business on such record dates, which shall be 10 days preceding such Dividend Payment Dates thereof. Accrued and unpaid dividends for any past Dividend Periods may be declared and paid at any time and for such interim periods, without reference to any regular Dividend Payment Date, to holders of record on such date, which shall be 10 days preceding the payment date thereof. Any dividend payment made on Series E Preferred Shares shall first be credited against the earliest accrued but unpaid dividend due with respect to Series E Preferred Shares which remains payable.

(b) The holders of Series E Preferred Shares shall be entitled to receive, when, as and if declared by the Board, a partial dividend for the initial Dividend Period from the Issue Date until August 31, 2011. The amount of dividends payable for such period, or any other period shorter than a full Dividend Period, on the Series E Preferred Shares shall be computed on the basis of a 360-day year consisting of twelve 30-day months. Holders of Series E Preferred Shares shall not be entitled to any dividends, whether payable in cash, property or shares, in excess of full cumulative dividends, as herein provided, on the Series E Preferred Shares. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series E Preferred Shares that may be in arrears.

(c) So long as any Series E Preferred Shares are outstanding, no dividends or other distributions, except as described in the immediately following sentence, shall be declared or paid or set apart for payment on any class or series of Parity Shares for any period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Series E Preferred Shares for all Dividend Periods terminating on or prior to the dividend payment date in respect of the dividend or other distribution on such class or series of Parity Shares. When dividends on the Series E Preferred Shares are not paid in full or a sum sufficient for such payment is not set apart, as aforesaid, all dividends declared upon Series E Preferred Shares and all dividends declared upon any class or series of Parity Shares shall be declared ratably in proportion to the respective amounts of dividends accumulated and unpaid on the Series E Preferred Shares and accumulated and unpaid on such Parity Shares.

(d) So long as any Series E Preferred Shares are outstanding, no dividends or other distributions (other than dividends or distributions paid solely in shares of, or options, warrants or rights to subscribe for or purchase shares of, Fully Junior Shares) shall be declared or paid or set apart for payment and no other distribution shall be declared or paid or set apart for payment upon Junior Shares, nor shall any Junior Shares be redeemed, purchased or otherwise acquired (other than a redemption, purchase or other acquisition of Common Shares made for purposes of an employee incentive or benefit plan of the Company or any subsidiary of the Company) for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any Junior Shares) by the Company, directly or indirectly (except by conversion into or exchange for Fully Junior Shares), unless in each case (i) the full cumulative dividends on all outstanding Series E Preferred Shares and any Parity Shares shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past Dividend Periods with respect to the Series E Preferred Shares and all past dividend periods with respect to such Parity Shares and (ii) sufficient funds shall have been or contemporaneously are set apart for the payment of the dividends for the current Dividend Period with respect to the Series E Preferred Shares and the current dividend period with respect to such Parity Shares.

(e) No dividends on Series E Preferred Shares shall be declared by the Board or paid or set apart for payment by the Company at such time as the terms and provisions of any agreement of the Company, including any agreement relating to its indebtedness, prohibit such declaration, payment or setting apart for payment or provide that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration, payment or setting apart shall be restricted or prohibited by law.

Section 4. Liquidation Preference.

(a) In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, before any dividend payment or distribution of the assets of the Company (whether capital or surplus) shall be made or set apart for payment to the holders of Junior Shares, the holders of the Series E Preferred Shares shall be entitled to receive from the Company’s assets legally available for distribution to shareholders $25.00 per Series E Preferred Share plus an amount equal to all dividends (whether or not earned or declared) accrued and unpaid thereon, if any, to the date of final distribution to such holders; but such holders of Series E Preferred Shares shall not be entitled to any further payment. If, upon any liquidation, dissolution or winding up of the Company, the assets of the Company, or proceeds thereof, distributable among the holders of the Series E Preferred Shares shall be insufficient to pay in full the preferential amount aforesaid and liquidating payments on any shares of any class or series of Parity Shares, then such assets, or the proceeds thereof, shall be distributed among the holders of Series E Preferred Shares and any such Parity Shares ratably in accordance with the respective amounts that would be payable on such Series E Preferred Shares and any such Parity Shares if all amounts payable thereon were paid in full. For the purposes of this Section 4, (i) a consolidation, amalgamation or merger of the Company with one or more corporations, limited liability companies or other entities, (ii) a sale, lease or conveyance of all or substantially all of the shares or the property or business of the Company or (iii) a statutory share exchange shall not be deemed to be a liquidation, dissolution or winding up, voluntary or involuntary, of the Company.

(b) Subject to the rights of the holders of shares of any series or class or classes of shares ranking on a parity with or prior to the Series E Preferred Shares upon liquidation, dissolution or winding up, upon any liquidation, dissolution or winding up of the Company, after payment shall have been made in full to the holders of the Series E Preferred Shares, as provided in this Section 4, any other series or class or classes of Junior Shares shall, subject to the respective terms and provisions (if any) applying thereto, be entitled to receive any and all assets remaining to be paid or distributed, according to their respective numbers of shares, and the holders of the Series E Preferred Shares shall not be entitled to share therein.

Section 5. Redemption at the Option of the Company.

(a) Subject to Section 5(d), Section 5(e), Section 5(f) and Section 9 hereof, the Series E Preferred Shares shall not be redeemable by the Company prior to June 1, 2016. On and after June 1, 2016, the Company, at its option, may redeem the Series E Preferred Shares, in whole at any time or from time to time in part, for cash at a redemption price of $25.00 per Series E Preferred Share, plus any amounts payable pursuant to Section 5(b) hereof.

(b) Upon any redemption of Series E Preferred Shares pursuant to this Section 5, the Company shall pay all accrued and unpaid dividends, if any, thereon to the Call Date, without interest. If the Call Date falls after a dividend payment record date and prior to the corresponding Dividend Payment Date, then each holder of Series E Preferred Shares at the close of business on such dividend payment record date shall be entitled to the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the redemption of such shares before such Dividend Payment Date or the Company’s default in the payment of the dividend due. Except as provided above, the Company shall make no payment or allowance for unpaid dividends, whether or not in arrears, on Series E Preferred Shares called for redemption.

(c) Unless full cumulative dividends on the Series E Preferred Shares and any class or series of Parity Shares shall have been declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past Dividend Periods and the then current Dividend Period (including such dividend periods on any Parity Shares), the Series E Preferred Shares and any Parity Shares may not be redeemed under this Section 5 in part and the Company may not purchase or acquire Series E Preferred Shares or any Parity Shares, otherwise than pursuant to a purchase or exchange offer made on the same terms to all holders of Series E Preferred Shares and Parity Shares.

(d) Notice of the redemption of any Series E Preferred Shares under this Section 5 shall be mailed by first-class mail to each holder of record of Series E Preferred Shares to be redeemed at the address of each such holder as shown in the Register of Members, not less than 30 nor more than 90 days prior to the Call Date. Neither the failure to mail any notice required by this paragraph (d), nor any defect therein or in the mailing thereof, to any particular holder, shall affect the sufficiency of the notice or the validity of the proceedings for redemption with respect to the other holders. Any notice which was mailed in the manner herein provided shall be conclusively presumed to have been duly given on the date when the same would be delivered in the ordinary course of transmission, whether or not the holder receives the notice. Each such mailed notice shall state, as appropriate: (1) the Call Date; (2) the number of Series E Preferred Shares to be redeemed and, if fewer than all the Series E Preferred Shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (3) the redemption price (including any accrued dividends); (4) the place or places at which certificates, if any, for such Series E Preferred Shares are to be surrendered; and (5) that dividends on the Series E Preferred Shares to be redeemed shall cease to accrue on such Call Date except as otherwise provided herein. Notice having been mailed as aforesaid, from and after the Call Date (unless the Company shall fail to make available, as hereinafter provided, an amount of cash necessary to effect such redemption), (i) except as otherwise provided herein, dividends on the Series E Preferred Shares so called for redemption shall cease to accrue; (ii) such shares shall no longer be deemed to be outstanding; (iii) all rights of the holders thereof as holders of Series E Preferred Shares of the Company shall cease (except the right to receive cash payable upon such redemption, without interest thereon, upon surrender and endorsement of their certificates, if any, if so required and to receive any dividends payable thereon); and (iv) any officer of the Company shall be entitled, on behalf of such holder and as its attorney-in-fact, to execute and deliver any and all documents as may be necessary to effect such redemption. The Company’s obligation to provide cash in accordance with the preceding sentence shall be deemed fulfilled if, on or before the Call Date, the Company shall deposit with a bank or trust company (which may be an affiliate of the Company) that has an office in the Borough of Manhattan, City of New York, and that has, or is an affiliate of a bank or trust company that has, capital and surplus of at least $50,000,000, funds necessary for such redemption, in trust, with irrevocable instructions that such cash be applied to the redemption of the Series E Preferred Shares so called for redemption. No interest shall accrue for the benefit of the holders of Series E Preferred Shares to be redeemed on any cash so set aside by the Company. Subject to applicable escheat laws, any such cash unclaimed at the end of two years from the Call Date shall revert to the general funds of the Company, after which reversion the holders of such shares so called for redemption shall look only to the general funds of the Company for the payment of such cash.

As promptly as practicable after the surrender, in accordance with the notice given as aforesaid, of the certificates, if any, for any Series E Preferred Shares so redeemed (properly endorsed or assigned for transfer, if the Company shall so require and if the notice shall so state), such shares shall be exchanged for any cash (without interest thereon) for which such shares have been redeemed. If fewer than all the outstanding Series E Preferred Shares are to be redeemed, shares to be redeemed shall be selected by the Company from outstanding Series E Preferred Shares not previously called for redemption pro rata (as nearly as may be practicable), by lot or by any other method determined by the Company in its sole discretion to be equitable. If fewer than all the Series E Preferred Shares represented by any certificate are redeemed, then new certificates representing the unredeemed shares shall be issued without cost to the holder thereof.

(e) The Company will have the option to redeem for cash the Series E Preferred Shares at any time in whole or from time to time in part, upon not less than 30 days nor more than 60 days prior written notice in accordance with the procedures set forth in this Section 5, at a redemption price of $25.00 per share plus accrued and unpaid dividends, if any, to the date of redemption, without interest on such accrued and unpaid dividends, if as a result of a “change in tax law” there is a substantial probability that the Company or any successor would be required to pay any additional amounts with respect to the Series E Preferred Shares and the payment of those additional amounts cannot be avoided by the use of any reasonable measures available to the Company or any successor corporation.

A “change in tax law” that would trigger the provisions of the preceding paragraph would be (i) a change in or amendment to laws, regulations or rulings of any jurisdiction, political subdivision or taxing authority described in the next sentence, (ii) a change in the official application or interpretation of those laws, regulations or rulings, (iii) any execution of or amendment to any treaty affecting taxation to which any jurisdiction, political subdivision or taxing authority described in the next sentence is party or (iv) a decision rendered by a court of competent jurisdiction in Bermuda or any taxing jurisdiction or any political subdivision described in the next sentence, whether or not such decision was rendered with respect to the Company, in each case described in (i)-(iv) above occurring after June 8, 2011. The jurisdictions, political subdivisions and taxing authorities referred to in the previous sentence are (a) Bermuda or any political subdivision or governmental authority of or in Bermuda with the power to tax, (b) any jurisdiction from or through which the Company or its dividend disbursing agent are making payments on the Series E Preferred Shares or any political subdivision or governmental authority of or in that jurisdiction with the power to tax or (c) any other jurisdiction in which the Company or a successor is organized or generally subject to taxation or any political subdivision or governmental authority of or in that jurisdiction with the power to tax.

(f) The Company will have the option to redeem for cash any or all Series E Preferred Shares at any time in whole or from time to time in part, upon not less than 30 days nor more than 60 days prior written notice in accordance with the procedures set forth in this Section 5, at a redemption price of $25.00 per share plus accrued unpaid dividends, if any, to the date of redemption, without interest on such unpaid dividends, if there is a substantial probability that the entity formed by a consolidation, merger or amalgamation involving the Company or the entity to which the Company conveys, transfers or leases substantially all its properties and assets will be required to pay additional amounts in respect of any tax, assessment or governmental charge imposed on any holder of Series E Preferred Shares as a result of a change in tax law that occurred after the date of the consolidation, merger, amalgamation, conveyance, transfer or lease and the payment of those additional amounts cannot be avoided by the use of any reasonable measures available to the Company or any successor corporation.

Section 6. Shares To Be Retired. All Series E Preferred Shares which shall have been issued and reacquired in any manner by the Company shall be restored to the status of authorized but unissued shares of the Company’s shares, without designation as to class or series.

Section 7. Ranking. Any class or series of shares of the Company shall be deemed to rank:

(a) prior to the Series E Preferred Shares, as to the payment of dividends and as to distribution of assets upon liquidation, dissolution or winding up of the Company, if the holders of such class or series shall be entitled to the receipt of dividends or of amounts distributable upon liquidation, dissolution or winding up, as the case may be, in preference or priority to the holders of Series E Preferred Shares;

(b) on a parity with the Series E Preferred Shares, as to the payment of dividends and as to distribution of assets upon liquidation, dissolution or winding up of the Company, whether or not the dividend rates, dividend payment dates or redemption or liquidation prices per share thereof shall be different from those of the Series E Preferred Shares, if the holders of such class or series and the Series E Preferred Shares shall be entitled to the receipt of dividends and of amounts distributable upon liquidation, dissolution or winding up in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences, without preference or priority one over the other (“Parity Shares”);

(c) junior to the Series E Preferred Shares, as to the payment of dividends or as to the distribution of assets upon liquidation, dissolution or winding up of the Company, if such class or series shall be Junior Shares; and

(d) junior to the Series E Preferred Shares, as to the payment of dividends and as to the distribution of assets upon liquidation, dissolution or winding up of the Company, if such class or series shall be Fully Junior Shares.

Section 8. Voting Rights.

(a) Except as otherwise provided in this Section 8 and as otherwise required by law, holders of the Series E Preferred Shares shall have no voting rights.

(b) Whenever, at any time or times, dividends payable on Series E Preferred Shares or any class or series of Parity Shares shall be in arrears (whether or not such dividends have been earned or declared) in an amount equivalent to dividends for six full Dividend Periods (whether or not consecutive), then, immediately upon the happening of such event, the holders of Series E Preferred Shares, together with the holders of shares of every class or series of Parity Shares (all such other classes or series, the “Voting Preferred Shares”), voting as a single class regardless of class or series, shall have the right to elect two directors to the Board of the Company (the “Additional Directors”) at any general meeting of shareholders or at a special meeting of the holders of the Series E Preferred Shares called as hereinafter provided. At any time after such voting power shall have been so vested in the holders of Series E Preferred Shares and the Voting Preferred Shares, the Corporate Secretary of the Company may, and upon the written request of any holder of Series E Preferred Shares (addressed to the Corporate Secretary at the principal office of the Company) shall, call a special meeting of the holders of the Series E Preferred Shares and of the Voting Preferred Shares for the election of the Additional Directors, such call to be made by notice similar to that provided in the Bye-Laws for a special general meeting of the shareholders or as required by law. If any such special meeting required to be called as above provided shall not be called by the Corporate Secretary within 30 days after receipt of any such request, then any holder of Series E Preferred Shares may call such meeting, upon the notice above provided, and for that purpose shall have access to the Register of Members. Alternatively, the Additional Directors may be elected by a resolution in writing, which may be in counterparts, signed by all of the holders of the Series E Preferred Shares and the Voting Preferred Shares. If at the time the voting power referred to in this Section 8(b) is vested in the holders of the Series E Preferred Shares and the Voting Preferred Shares, there are not two vacancies on the Board of the Company, the holders of the Series E Preferred Shares and the Voting Preferred Shares shall have the right to increase the size of the Board by two directors, to the extent permitted by Bermuda law, provided that any such increase in the size of the Board shall not delay the exercise of such voting power for a period in excess of thirty days from the date such holders of the Series E Preferred Shares and the Voting Preferred Shares request the Corporate Secretary to call a meeting for the purpose of electing the Additional Directors. The Additional Directors shall hold office until the next annual general meeting of the shareholders or until the office of Additional Director terminates as hereinafter provided. Any Additional Director may be removed, with or without cause, by a majority vote at any special meeting of the holders of the Series E Preferred Shares and of the Voting Preferred Shares, voting as a single class, provided that the notice of any such meeting convened for the purpose of removing an Additional Director shall contain a statement of the intention so to do and be served on such Additional Director not less than 14 days before the meeting and at such meeting such Additional Director shall be entitled to be heard on the motion for such Additional Director’s removal. In the event of any vacancy in the office of Additional Director, a successor shall be elected by the holders of the Series E Preferred Shares and the Voting Preferred Shares, voting as a single class, at any general meeting of shareholders or at a special meeting of the holders of the Series E Preferred Shares and the Voting Preferred Shares called in accordance with the procedures described above for the election of Additional Directors, or by a written resolution as provided above, such successor to hold office until the next annual general meeting of the shareholders or until the office of Additional Director terminates as hereinafter provided. If an interim vacancy shall occur in the office of Additional Director prior to a general meeting of the shareholders or a special meeting or written resolution of the holders of the Series E Preferred Shares and the Voting Preferred Shares, a successor shall be elected by the Board upon nomination by the then remaining Additional Director or the successor of such remaining Additional Director, to serve until a successor is elected in accordance with the preceding sentence or until the office of Additional Director terminates as hereinafter provided; provided, however, that if no remaining Additional Director or successor of such Additional Director is then in office, Additional Directors shall be elected in accordance with the procedures described in the immediately preceding sentence. Whenever all arrearages in dividends on the Series E Preferred Shares and the Voting Preferred Shares then outstanding shall have been paid and dividends thereon for the current quarterly dividend period shall have been declared and paid or declared and set apart for payment, then the rights of holders of the Series E Preferred Shares and of the Voting Preferred Shares to elect Additional Directors shall cease (but subject always to the same provision for the vesting of such rights in the case of any future arrearages in an amount equivalent to dividends for six full Dividend Periods), and the terms of office of the Additional Directors so elected by the holders of Series E Preferred Shares and the Voting Preferred Shares to the Company’s Board shall forthwith terminate and, if the size of the Board was increased for the purposes of the Additional Directors, the number of directors constituting the Board shall be reduced accordingly.

(c) So long as any Series E Preferred Shares are outstanding, in addition to any other vote or consent of shareholders required by law or by the Bye-Laws, the affirmative vote of the holders of at least 75% of the Series E Preferred Shares at the time outstanding, acting as a single class, given in writing without a meeting or by vote in person or by proxy at a meeting, shall be necessary for effecting or validating:

(i) Any amendment, alteration or repeal of any of the provisions of the Company’s Memorandum of Association, Bye-Laws or this Certificate of Designation that would vary the rights, preferences or voting powers of the holders of the Series E Preferred Shares;

(ii) An amalgamation, consolidation, merger or statutory share exchange that affects the Series E Preferred Shares, unless in each such case each Series E Preferred Share (i) shall remain outstanding with no variation in its rights, preferences or voting powers or (ii) shall be converted into or exchanged for a preferred share of the surviving entity having rights, preferences and voting powers identical to that of a Series E Preferred Share; or

(iii) The authorization, creation or any increase in the authorized amount of, any shares of any class or series or any security convertible into shares of any class or series ranking prior to the Series E Preferred Shares in the payment of dividends or the distribution of assets on any liquidation, dissolution or winding up of the Company;

provided, however, that any action to authorize or create or to increase the authorized amount of, any Fully Junior Shares, Junior Shares or Parity Shares shall not be deemed to vary the rights, preferences or voting powers of the holders of Series E Preferred Shares; and provided, further, that no such vote of the holders of Series E Preferred Shares shall be required if, prior to the time when any of the foregoing actions is to take effect, all outstanding Series E Preferred Shares shall have been redeemed.

(d) The holders of the Series E Preferred Shares shall not be entitled to vote on any sale of all or substantially all of the assets of the Company.

(e) For purposes of any vote by the holders of the Series E Preferred Shares pursuant to the foregoing provisions of this Section 8, each Series E Preferred Share shall have one (1) vote per share, except that when any class or series of Voting Preferred Shares shall have the right to vote with the Series E Preferred Shares as a single class on any matter, then the Series E Preferred Shares and such class or series of Voting Preferred Shares shall have with respect to such matters one (1) vote per $25.00 of stated liquidation preference. Except as otherwise required by applicable law or as set forth herein, the Series E Preferred Shares shall not have any other voting rights or powers, and the consent of the holders thereof shall not be required for the taking of any action by the Company.

Section 9. Limitation on Transfer and Ownership.

(a) Limitation. Notwithstanding any other provision of the terms of the Series E Preferred Shares, except as provided in this Section 9, no Person shall be permitted to Own or Control (as such terms are defined in the Bye-Laws) shares in the Company (including the Series E Preferred Shares) (the “Shares”) to the extent that such holder or any other Person would be in violation of Bye-Law 6.1; nor may any Shares be issued or any transfer of Shares be made if the effect of such issuance or transfer would be to cause a violation of Bye-Law 6.1. To the extent that, for any reason whatsoever and by any method howsoever, a Person, whether an existing shareholder or not of the Company, would otherwise be considered a Ten Percent Shareholder (as such term is defined in the Bye-Laws), then Bye-Laws 6.2 to 6.6 (and any other applicable Bye-Laws) shall apply. No transfer (including a repurchase by the Company) may be made if the effect of such transfer would result in the transferee or any other shareholder of the Company controlling in excess of nine and nine-tenths per cent (9.9%) of all of the issued and outstanding Shares. Nothing in this Section 9(a) shall preclude the settlement of any transaction entered into through the facilities of the New York Stock Exchange.

(b) Exemptions. The limitation on ownership set forth in Section 9(a) shall not apply to the acquisition of Series E Preferred Shares by an underwriter as part of the public offering of Series E Preferred Shares. The Board may waive the restrictions on transfer set forth in Section 9(a) in its discretion and on a case by case basis. The Board will not be liable to the Company, its shareholders or any other Person whatsoever for any errors in judgment made by it in granting any waiver or waivers to the foregoing restrictions in any case so long as it has acted in good faith.

Section 10. Payment of Additional Amounts

(a) The Company will make all payments on the Series E Preferred Shares free and clear of and without withholding or deduction at source for, or on account of, any present or future taxes, fees, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of Bermuda or any other jurisdiction in which the Company is organized or any political subdivision or taxing authority thereof or therein (a “Taxing Jurisdiction”), unless such taxes, fees, duties, assessments or governmental charges are required to be withheld or deducted by (x) the laws (or any regulations or rulings promulgated thereunder) of a Taxing Jurisdiction or (y) an official position regarding the application, administration, interpretation or enforcement of any such laws, regulations or rulings (including, without limitation, a holding by a court of competent jurisdiction or by a taxing authority in a Taxing Jurisdiction). If a withholding or deduction at source is required by either (x) or (y), the Company will, subject to certain limitations and exceptions described in clauses (b) and (c) of this Section 10, pay to the holders of the Series E Preferred Shares such additional amounts as dividends as may be necessary so that the net amounts paid will be equal to the amounts the Company would otherwise have been required to pay had no such withholding or deduction been required.

(b) The Company will not be required to pay any additional amounts for or on account of:

(i) any tax, fee, duty, assessment or governmental charge of whatever nature that would not have been imposed but for the fact that such holder was a resident, domiciliary or national of, or engaged in business or maintained a permanent establishment or was physically present in, the relevant taxing jurisdiction or any political subdivision thereof or otherwise had some connection with the relevant taxing jurisdiction other than by reason of the mere ownership of, or receipt of payment under, such Series E Preferred Shares or any Series E Preferred Shares presented for payment more than 30 days after the Relevant Date. The “Relevant Date” means, in respect of any payment, the date on which such payment first becomes due and payable, but if the full amount of the moneys payable has not been received by the dividend disbursing agent on or prior to such due date, it means the first date on which, the full amount of such moneys having been so received and being available for payment to holders, notice to that effect shall have been duly given to the holders of the Series E Preferred Shares;

(ii) any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge or any tax, assessment or other governmental charge that is payable otherwise than by withholding or deduction from payment of the liquidation preference;

(iii) any tax, fee, duty, assessment or other governmental charge that is imposed or withheld by reason of the failure by the holder of such Series E Preferred Shares to comply with any reasonable request by us addressed to the holder within 90 days of such request (a) to provide information concerning the nationality, residence or identity of the holder or (b) to make any declaration or other similar claim or satisfy any information or reporting requirement, which is required or imposed by statute, treaty, regulation or administrative practice of the relevant taxing jurisdiction or any political subdivision thereof as a precondition to exemption from all or part of such tax, fee, duty, assessment or other governmental charge;

(iv) any withholding or deduction required to be made pursuant to any EU Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meetings of 26-27 November 2000, 3 June 2003 or any law implementing or complying with, or introduced in order to conform to, such EU Directive; or

(v) any combination of items (i), (ii), (iii) and (iv).

(c) The Company will not pay additional amounts with respect to any payment on any Series E Preferred Shares to any holder who is a fiduciary, partnership, limited liability company or other pass-through entity other than the sole beneficial owner of such Series E Preferred Shares if such payment would be required by the laws of the relevant taxing jurisdiction (or any political subdivision or relevant taxing authority thereof or therein) to be included in the income for tax purposes of a beneficiary or partner or settlor with respect to such fiduciary or a member of such partnership, limited liability company or other pass-through entity or a beneficial owner to the extent such beneficiary, partner or settlor would not have been entitled to such additional amounts had it been the holder of the Series E preferred shares.

(d) If there is a substantial probability that the Company or any successor corporation would become obligated to pay any additional amounts as a result of a change in tax law, the Company will also have the option to redeem the Series Preferred Shares as set forth in Section 5(e) hereof.

Section 11. Record Holders. The Company and the Transfer Agent may deem and treat the record holder of any Series E Preferred Shares, as the same appears in the Register of

Members, as the true and lawful owner thereof for all purposes, and neither the Company nor the Transfer Agent shall be affected by any notice to the contrary. Payments in respect of Series E Preferred Shares shall be sent to the holders thereof at their address most recently noted on the Register of Members and, in the case of joint holders of Series E Preferred Shares, may be made to all such joint holders but sent to that one of the joint holders of Series E Preferred Shares who is first named in the Register of Members at his or her address most recently noted in the Register of Members or shall be made payable to such person or persons and sent to such address as all the joint holders of such Series E Preferred Shares may in writing direct. Cheques in payment of any obligation of the Company to holders of Series E Preferred Shares shall be sent by first-class mail at the risk of the holder of the Series E Preferred Shares, and due payment of a cheque shall be full satisfaction of the obligation represented thereby notwithstanding any notice which the Company may have whether express or otherwise of any right, title or interest or claim of any other person to or in such Series E Preferred Shares.

Section 12. Sinking Fund. The Series E Preferred Shares shall not be entitled to the benefits of any retirement or sinking fund.

Section 13. Conversion. The Series E Preferred Shares shall not be convertible into or exchangeable for any other securities of the Company.

Section 14. Jurisdiction; Governing Law. The Company expressly accepts and irrevocably submits to the non-exclusive jurisdiction of the United States Federal or New York State court sitting in the Borough of Manhattan, The City of New York, New York, over any suit, action or proceeding arising out of or relating to the Series E Preferred Shares. To the fullest extent it may effectively do so under applicable law, the Company irrevocably waives and agrees not to assert, by way of motion, as a defense or otherwise, any claim that it is not subject to the jurisdiction of any such court, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. The Company agrees, to the fullest extent that it may effectively do so under applicable law, that a judgment in any suit, action or proceeding of such nature brought in any such court shall be conclusive and binding upon the Company, subject to rights of appeal and may be enforced in the courts of the United States of America or the State of New York (or any other court the jurisdiction to which the Company is or may be subject) by a suit upon such judgment. Bermuda substantive law will be applied in any such proceeding.

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